SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
(Rule 13e-100)
Rule 13e-3 Transaction Statement under Section 13(e)
of the Securities Exchange Act of 1934

ATARI, INC.

(Name of the Issuer)
Atari, Inc.
Infogrames Entertainment S.A.
Irata Acquisition Corp.

(Name of Person(s) Filing Statement)
Common Stock, par value $0.10 per share

(Title of Class of Securities)
04651M204

(CUSIP Number of Class of Securities)
Jim Wilson
President and Chief Executive Officer
Atari, Inc.
417 Fifth Avenue
New York, New York 10016
Telephone: (212) 726-6500
With copies to:

Thomas C. Janson, Esq.	Nilene R. Evans, Esq.
Milbank, Tweed, Hadley & McCloy LLP	Morrison & Foerster LLP
1 Chase Manhattan Plaza	1290 Avenue of the Americas
New York, New York 10005	New York, New York 10104-0050
Telephone: 212-530-5000	Telephone: (212) 468-8000

(Name, Address and Telephone Number of Persons Authorized to
Receive Notices and Communications on Behalf of Person(s) Filing Statement)
This statement is filed in connection with (check the appropriate box):
     a. ☑ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-(c) under the Securities Exchange Act of 1934.
     b. ☐ The filing of a registration statement under the Securities Act of 1933.
     c. ☐ A tender offer.
     d. ☐ None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☑
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$10,973,006.68	$431.24

*	For purposes of calculating the amount of the filing fee only.

**	The filing fee was determined by adding (a) the product of the 6,525,672 shares of common stock that will be exchanged for cash in the transaction multiplied by the merger consideration of US$1.68 per share, (b) the consideration expected to be paid to the holders of each of the 957,889 shares of common stock options outstanding in which the exercise price per share is less than US$1.68 per share, and (c) the consideration expected to be paid to the holders of each of the 24,999 shares of common stock warrants outstanding in which the exercise price per share is less than US$1.68 per share. The payment of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, was calculated by multiplying the Total Consideration by 0.0000393.

☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.
Amount Previously Paid: $431.24
Form or Registration No.: Schedule 14A—Preliminary Proxy Statement
Filing Parties: Atari, Inc.
Date Filed: June 17, 2008

Introduction
     This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) is being filed by (1) Atari, Inc., a Delaware corporation (the “Company”), the issuer of the common stock, par value $0.10 per share (the “Common Stock”), that is subject to the Rule 13e-3 transaction, (2) Infogrames Entertainment S.A., a French Société Anonyme (“Parent”), and (3) Irata Acquisition Corp., a Delaware corporation and an indirect wholly owned subsidiary of Parent (“Merger Sub”). This Schedule 13E-3 relates to the Agreement and Plan of Merger, dated as of April 30, 2008 (the “Merger Agreement”), by and among the Company, Parent, and Merger Sub. Pursuant to the terms of the Merger Agreement, Merger Sub will merge with and into the Company and the Company will become an indirect wholly owned subsidiary of Parent (the “Merger”) and upon completion of the Merger, each outstanding share of Common Stock (other than shares held in treasury, shares owned by Parent or Merger Sub, and shares held by stockholders who perfect appraisal rights in accordance with Delaware law), will be converted into the right to receive $1.68 in cash, without interest and less any applicable withholding taxes.
     Concurrently with the filing of this Schedule 13E-3, the Company is filing with the Securities and Exchange Commission a preliminary proxy statement (the “Proxy Statement”) under Regulation 14A of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), relating to a special meeting of the stockholders of the Company at which the stockholders of the Company will consider and vote upon a proposal to adopt the Merger Agreement. The stockholder vote required for the adoption of the Merger Agreement is the affirmative vote of at least a majority of the Company’s outstanding Common Stock entitled to vote on the merger. Infogrames and its affiliates control 51.6% of the outstanding voting securities of Atari, which is sufficient to adopt and approve the merger and the merger agreement.
     The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. The information contained in the Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. Capitalized terms used but not defined in this Schedule 13E-3 shall have the meanings given to them in the Proxy Statement.
     All information contained in this Schedule 13E-3 concerning any of the Filing Parties has been provided by such Filing Parties and no Filing Party, including the Company, takes responsibility for the accuracy of any information not supplied by such Filing Party.
     The filing of this Schedule 13E-3 shall not be construed as an admission by any Filing Party or by any affiliate of a Filing Party, that the Company is “controlled” by any other Filing Party, or that any other Filing Party is an “affiliate” of the Company within the meaning of Rule 13e-3 under Section 13(e) of the Exchange Act.
Item 1. Summary Term Sheet
Regulation M-A Item 1001
     The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
     “Summary Term Sheet”
     “Questions and Answers About the Special Meeting and Merger”
Item 2. Subject Company Information
Regulation M-A Item 1002
     (a) The Company’s name and the address and telephone number of its principal executive office are as follows:

Atari, Inc.
417 Fifth Avenue
New York, New York 10016
(212) 726-6500
     (b)-(d) The information set forth in the Proxy Statement under the caption “Market Price and Dividend Information” is incorporated herein by reference.
     (e)-(f) The information set forth in the Proxy Statement under the caption “Prior Public Offerings and Stock Purchases” is incorporated herein by reference.
Item 3. Identity and Background of Filing Person
Regulation M-A Item 1003
     (a)-(c) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
     “Summary Term Sheet”
     “Persons Involved in the Proposed Transaction”
     “Directors and Executive Officers of Atari, Infogrames and Merger Sub”
Item 4. Terms of the Transaction
Regulation M-A Item 1004
     (a)(1) Not applicable.
     (a)(2) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
     “Summary Term Sheet”
     “Questions and Answers About the Special Meeting and Merger”
     “The Special Meeting—Required Vote and Voting Rights”
     “Special Factors—Structure of the Transaction”
     “Special Factors—Background of the Merger”
     “Special Factors—Purposes for the Merger”
     “Special Factors—Atari’s Reasons for the Merger; Recommendations of the Special Committee and the Atari Board of Directors”
     “Special Factors—Position of Infogrames as to the Fairness of the Merger to Atari’s Unaffiliated Stockholders; Intent of Infogrames to Vote in Favor of the Merger Transaction”
     “Special Factors—Certain Effects of the Merger”
     “Special Factors—Material United States Federal Income Tax Consequences”

     “Special Factors—Anticipated Accounting Treatment of the Merger”
     “The Merger Agreement—Merger Consideration”
     (c) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
     “Summary Term Sheet”
     “Questions and Answers About the Special Meeting and Merger”
     “Special Factors—Certain Effects of the Merger”
     “Special Factors—Interests of Certain Persons in the Merger”
     “Certain Transactions with Directors, Executive Officers and Affiliates”
     (d) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
     “The Special Meeting—Appraisal Rights”
     “Special Factors—Appraisal Rights”
     “The Merger Agreement—Appraisal Rights”
     “Annex C—Section 262 of the General Corporation Law of the State of Delaware”
     (e) No provision has been made to grant to unaffiliated stockholders access to the corporate files of the Company, any other party to the proposed Merger or any of their respective affiliates or to obtain counsel or appraisal services at the expense of the Company or any other such party or affiliate.
     (f) Not applicable.
Item 5. Past Contacts, Transactions, Negotiations and Agreements
Regulation M-A Item 1005
     (a) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
     “Special Factors—Interests of Certain Persons in the Merger”
     “Certain Transactions with Directors, Executive Officers and Affiliates”
     (b) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
     “Summary Term Sheet”
     “Questions and Answers About the Special Meeting and Merger”
     “Special Factors—Background of the Merger”

     “Special Factors—Interests of Certain Persons in the Merger”
     “The Merger Agreement”
     “Certain Transactions with Directors, Executive Officers and Affiliates”
     “Annex A — Agreement and Plan of Merger, dated as of April 30, 2008, among Company, Parent and Merger Sub”
     (c) The information set forth in the Proxy Statement under the caption “Special Factors—Background of the Merger” is incorporated herein by reference.
     (e) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
     “Summary Term Sheet”
     “Questions and Answers About the Special Meeting and Merger”
     “Special Factors—Interests of Certain Persons in the Merger”
     “The Merger Agreement”
     “Certain Transactions with Directors, Executive Officers and Affiliates”
Item 6. Purposes of the Transaction and Plans or Proposals
Regulation M-A Item 1006
     (b) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
     “Summary Term Sheet”
     “Questions and Answers About the Special Meeting and Merger”
     “Special Factors—Certain Effects of the Merger”
     “Special Factors—Interests of Certain Persons in the Merger”
     “The Merger Agreement—The Merger”
     “The Merger Agreement—Stock Options”
     “The Merger Agreement—Surrender of Certificates and Payment Procedures”
     “Annex A — Agreement and Plan of Merger, dated as of April 30, 2008, among Company, Parent and Merger Sub”
     (c)(1)-(8) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
     “Summary Term Sheet”

     “Questions and Answers About The Special Meeting and Merger”
     “Special Factors—Structure of the Transaction”
     “Special Factors—Background of the Merger”
     “Special Factors—Certain Effects of the Merger”
     “Special Factors—Interests of Certain Persons in the Merger”
     “Special Factors—Financing of the Merger”
     “The Merger Agreement”
     “Annex A — Agreement and Plan of Merger, dated as of April 30, 2008, among Company, Parent and Merger Sub”
Item 7. Purposes, Alternatives, Reasons and Effects
Regulation M-A Item 1013
     (a)-(c) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
     “Questions and Answers About The Special Meeting and Merger”
     “Special Factors—Background of the Merger”
     “Special Factors—Purposes for the Merger”
     “Special Factors—Atari’s Reasons for the Merger; Recommendations of the Special Committee and the Atari Board of Directors”
     “Special Factors—Position of Infogrames as to the Fairness of the Merger to Atari’s Unaffiliated Stockholders; Intent of Infogrames to Vote in Favor of the Merger Transaction”
     “Special Factors—Alternatives to the Merger”
     “Special Factors—Certain Effects of the Merger”
     “Special Factors—Plans for Atari if the Merger is Not Completed”
     (d) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
     “Summary Term Sheet”
     “Questions and Answers About the Special Meeting and Merger”
     “Special Factors—Background of the Merger”
     “Special Factors—Certain Effects of the Merger”
     “Special Factors—Interests of Certain Persons in the Merger”

     “Special Factors—Material United States Federal Income Tax Consequences of the Merger”
     “Special Factors—Anticipated Accounting Treatment of the Merger”
     “Special Factors—Estimated Fees and Expenses of the Merger”
     “Special Factors—Appraisal Rights”
     “The Merger Agreement”
     “Annex A — Agreement and Plan of Merger, dated as of April 30, 2008, among Company, Parent and Merger Sub”
Item 8. Fairness of the Transaction
Regulation M-A Item 1014
     (a)-(b) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
     “Summary Term Sheet”
     “Questions and Answers About the Special Meeting and Merger”
     “Special Factors—Atari’s Reasons for the Merger; Recommendations of the Special Committee and the Atari Board of Directors”
     “Special Factors—Position of Infogrames as to the Fairness of the Merger to Atari’s Unaffiliated Stockholders; Intent of Infogrames to Vote in Favor of the Merger Transaction”
     “Special Factors—Opinion of the Financial Advisor to the Special Committee of the Board of Directors”
     “Special Factors—Financial Analyses”
     “Special Factors—Summary of Presentation by the Financial Advisor to Infogrames”
     (c) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
     “Summary Term Sheet”
     “Questions and Answers About the Special Meeting and Merger”
     “The Special Meeting—Required Vote and Voting Rights”
     “The Merger Agreement—Conditions to the Merger”
     (d) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
     “Special Factors—Background of the Merger”
     “Special Factors—Atari’s Reasons for the Merger; Recommendations of the Special Committee and the Atari Board of Directors”

     (e) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
     “Summary Term Sheet”
     “Special Factors—Background of the Merger”
     “Special Factors—Atari’s Reasons for the Merger; Recommendations of the Special Committee and the Atari Board of Directors”
     (f) Not applicable.
Item 9. Reports, Opinions, Appraisals and Certain Negotiations
Regulation M-A Item 1015
     (a)-(c) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
     “Special Factors—Background of the Merger”
     “Special Factors—Opinion of the Financial Advisor to the Special Committee of the Board of Directors”
     “Annex B—Opinion of Duff & Phelps”
Item 10. Source and Amounts of Funds or Other Consideration
Regulation M-A Item 1007
     (a)-(b) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
     “Summary Term Sheet”
     “Special Factors—Financing of the Merger”
     (c) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
     “Special Factors—Plans for Atari if the Merger is Not Completed”
     “Special Factors—Estimated Fees and Expenses of the Merger”
     “The Merger Agreement—Termination of Merger Agreement”
     “The Merger Agreement—Termination Fee”
     (d) Not applicable.
Item 11. Interest in Securities of the Subject Company
Regulation M-A Item 1008

     (a) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
     “Special Factors—Interests of Certain Persons in the Merger”
     “Security Ownership of Certain Beneficial Owners and Management”
     (b) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
     “Special Factors—Interests of Certain Persons in the Merger”
     “Certain Transactions with Directors, Executive Officers and Affiliates”
     “The Merger Agreement”
     “Annex A — Agreement and Plan of Merger, dated as of April 30, 2008, among Company, Parent and Merger Sub”
Item 12. The Solicitation or Recommendation
Regulation M-A Item 1012
     (d) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
     “Summary Term Sheet”
     “Questions and Answers About the Special Meeting and Merger”
     “Special Factors—Certain Effects of the Merger”
     “Special Factors—Atari’s Reasons for the Merger; Recommendations of the Special Committee and the Atari Board of Directors”
     “Special Factors—Interests of Certain Persons in the Merger”
     “Security Ownership of Certain Beneficial Owners and Management”
     (e) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
     “Summary Term Sheet”
     “Questions and Answers About the Special Meeting and Merger”
     “Special Factors—Background of the Merger”
     “Special Factors—Atari’s Reasons for the Merger; Recommendations of the Special Committee and the Atari Board of Directors”
Item 13. Financial Statements
Regulation M-A Item 1010

     (a) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
     “Selected Historical Consolidated Financial Data”
     “Where You Can Find More Information”
     “Annex D—Annual Report on Form 10-K for the Year Ended December 31, 2007”
     (b) Not applicable.
Item 14. Persons/Assets, Retained, Employed, Compensated or Used
Regulation M-A Item 1009
     (a)-(b) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
     “Summary Term Sheet”
     “Questions and Answers About the Special Meeting and Merger”
     “The Special Meeting—Solicitation of Proxies”
     “Special Factors—Estimated Fees and Expenses of the Merger”
Item 15. Additional Information
Regulation M-A Item 1011
     (b) The information contained in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.
Item 16. Exhibits
Regulation M-A Item 1016
     (a)(1) Preliminary Proxy Statement filed with the Securities and Exchange Commission on June 17, 2008 (incorporated herein by reference to the Preliminary Schedule 14A filed on June 17, 2008).
     (a)(2) Form of Preliminary Proxy Card, filed with the Securities and Exchange Commission along with the Preliminary Proxy Statement (incorporated herein by reference to the Preliminary Schedule 14A filed on June 17, 2008).
     (a) (3) Form of Letter to Stockholders filed with the Commission together with the Proxy Statement (incorporated herein by reference to the Preliminary Schedule 14A filed on June 17, 2008).
     (b) None.
     (c) Opinion of Duff & Phelps, attached as Annex B to the Proxy Statement (incorporated herein by reference to the Preliminary Schedule 14A filed on June 17, 2008).
     (d)(1) Agreement and Plan of Merger, dated as of April 30, 2008, by and among the Atari, Inc., Infogrames Entertainment S.A., and Irata Acquisition Corp., attached as Annex A to the Proxy Statement (incorporated herein by reference to the Preliminary Schedule 14A filed on June 17, 2008).

     (d)(2) Employment letter agreement between Atari, Inc. and Jim Wilson dated March 31, 2008 (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated March 31, 2008 and filed on April 1, 2008).
     (d)(3) Credit Agreement, dated as of April 30, 2008, between Atari, Inc. and Infogrames Entertainment S.A. (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K dated April 30, 2008 and filed on May 5, 2008).
     (d)(4) Temporary Liquidity Facility Intercreditor Agreement, dated as of April 30, 2008 by and among Atari, Inc., BlueBay High Yield Investments (Luxembourg) S.A.R.L., as Agent for the Secured Parties (as defined therein) under the BlueBay Credit Agreement (as defined therein), and Infogrames Entertainment S.A. (incorporated herein by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K dated April 30, 2008 and filed on May 5, 2008).
     (d)(5) Form 10-K for the year ended March 31, 2007 (incorporated herein by reference to the Form 10-K filed by the Company on September 18, 2007).
     (d)(6) Form 10-Q for the quarter ended December 31, 2007 (incorporated herein by reference to the Form 10-Q filed by the Company on February 13, 2008).
     (f) Section 262 of the Delaware General Corporation Law, attached as Annex C to the Proxy Statement (incorporated herein by reference to the Preliminary Schedule 14A filed on June 17, 2008).
     (g) None.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: June 17, 2008	ATARI, INC.

	By:	/s/ Arturo Rodriguez

	Name:	Arturo Rodriguez
	Title:	Vice President, Controller and Acting Chief Financial Officer

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: June 17, 2008	INFOGRAMES ENTERTAINMENT S.A.

	By:	/s/ David Gardner

	Name:	David Gardner
	Title:	Chief Executive Officer
SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: June 17, 2008	IRATA ACQUISITION CORP.

	By:	/s/ David Gardner

	Name:	David Gardner
	Title:	President

EXHIBIT INDEX
     (a)(1) Preliminary Proxy Statement filed with the Securities and Exchange Commission on June 17, 2008 (incorporated herein by reference to the Preliminary Schedule 14A filed on June 17, 2008).
     (a)(2) Form of Preliminary Proxy Card, filed with the Securities and Exchange Commission along with the Preliminary Proxy Statement (incorporated herein by reference to the Preliminary Schedule 14A filed on June 17, 2008).
     (a)(3) Form of Letter to Stockholders filed with the Commission together with the Proxy Statement (incorporated herein by reference to the Preliminary Schedule 14A filed on June 17, 2008).
     (b) None.
     (c) Opinion of Duff & Phelps, attached as Annex B to the Proxy Statement (incorporated herein by reference to the Preliminary Schedule 14A filed on June 17, 2008).
     (d)(1) Agreement and Plan of Merger, dated as of April 30, 2008, by and among the Atari, Inc., Infogrames Entertainment S.A., and Irata Acquisition Corp., attached as Annex A to the Proxy Statement (incorporated herein by reference to the Preliminary Schedule 14A filed on June 17, 2008).
     (d)(2) Employment letter agreement between Atari, Inc. and Jim Wilson dated March 31, 2008 (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated March 31, 2008 and filed on April 1, 2008).
     (d)(3) Credit Agreement, dated as of April 30, 2008, between Atari, Inc. and Infogrames Entertainment S.A. (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K dated April 30, 2008 and filed on May 5, 2008).
     (d)(4) Temporary Liquidity Facility Intercreditor Agreement, dated as of April 30, 2008 by and among Atari, Inc., BlueBay High Yield Investments (Luxembourg) S.A.R.L., as Agent for the Secured Parties (as defined therein) under the BlueBay Credit Agreement (as defined therein), and Infogrames Entertainment S.A. (incorporated herein by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K dated April 30, 2008 and filed on May 5, 2008).
     (d)(5) Form 10-K for the year ended March 31, 2007 (incorporated herein by reference to the Form 10-K filed by the Company on September 18, 2007).
     (d)(6) Form 10-Q for the quarter ended December 31, 2007 (incorporated herein by reference to the Form 10-Q filed by the Company on February 13, 2008).
     (f) Section 262 of the Delaware General Corporation Law, attached as Annex C to the Proxy Statement (incorporated herein by reference to the Preliminary Schedule 14A filed on June 17, 2008).
     (g) None.